Points Named As One of Greater Toronto’s Top 2018 Employers
Canada’s Top 100 Employers Recognizes Points For Being A Magnet For Talent and
Innovation

Toronto, December 8, 2017 -- Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that it has again been named one of Greater Toronto’s Top Employers by the editors of Canada’s Top 100 Employers at Mediacorp CanadaInc. This marks the second consecutive year that Points has received the honour.

The Greater Toronto’s Top Employers 2018 competition evaluates employers on a variety of criteria including physical workspace, atmosphere, performance management, training and skills development, and community involvement. Employers are compared to other organizations in their field to determine which offers the most progressive and forward-thinking programs. The editors noted that many of this year’s winners tap the creative energies of their employees and invest in their development to foster innovation.

“Toronto’s growing reputation as a North American tech centre has allowed us to attract top talent. Developing a company culture like ours isn’t something that happens overnight. It takes the right attitude, the right values, and most importantly, the right people,” said Rob MacLean, CEO of Points. “This recognition is a testament to the great people that we’ve brought onto our team and their commitment to creating something extraordinary together.”

“The GTA has always attracted the best and brightest from across the country,” said Richard Yerema, Managing Editor of the Canada’s Top 100 Employers project, which manages the GTA competition. “Other parts of Canada have long watched with dismay at the numbers of educated and talented young people moving to Toronto. But today the GTA is a beacon for talented people from around the world – and employers in this region now lead the nation when it comes to offering progressive HR policies and initiatives that reflect such a varied and diverse population.”

Since its founding in 2000, Points has remained steadfast in fostering a vibrant, people-centric culture and upholding its entrepreneurial spirit. In addition to competitive compensation, benefits, and stock options, Points employees enjoy perks like flexible work hours, a casual office environment, subsidized lunches, tuition reimbursement, sponsored social events and weekly snack carts. In 2015, Points For Good was launched to weave charitable commitment into the fabric of Points’ culture by supporting local and global organizations and championing employee-led philanthropy.

The full list of this year's winners was announced in a special magazine published in The Globe and Mail. For more information on Canada’s Top 100 Employers, visit http://www.canadastop100.com/toronto/.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in providing loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: Loyalty Currency Retailing, which includes the Buy, Gift & Transfer services, retails loyalty points and miles directly to consumers; Points Travel, which helps loyalty programs increase program revenue from hotel and car bookings, providing more opportunities for members to earn and redeem loyalty rewards more quickly; and Platform Partners, a multi-channel service offering which provides developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

About Mediacorp Ltd
Founded in 1992, Mediacorp Canada Inc. is the nation's largest publisher of employment periodicals. Since 1999, the Toronto-based publisher has managed the Canada's Top 100 Employers project, which includes 18 regional and special-interest editorial competitions that reach over 13 million Canadians annually through a variety of magazine and newspaper partners. Mediacorp also operates Eluta.ca, the largest Canadian job search engine, which includes editorial reviews from the Canada's Top 100 Employers project. Together with Willis Towers Watson, Mediacorp also hosts Canada's largest conference for senior-level HR professionals, the Top Employer Summit. This year's conference takes place April 4-5, 2018 in Toronto.

CONTACT:

Points Media Relations
Catherine Lowe
catherine.lowe@points.com
647-539-1310

Mediacorp Canada Inc.
Tony Meehan
416-964-6069 x9179